EXHIBIT 11.1

CPI CORP. COMPUTATION OF EARNINGS (LOSS) PER SHARE - DILUTED
FISCAL YEARS ENDED FEBRUARY 2, 2008, FEBRUARY 3, 2007 AND FEBRUARY 4, 2006

thousands except share and per share data				2005	(a)
		2007	2006	(restated)

Common shares outstanding at beginning of fiscal period		16,975,343	18,569,964	18,432,779
Shares issued during the period - weighted average		34,917	45,501	60,956
Retirement of common shares acquired through
Dutch Auction self-tender offer - weighted average		-	(1,644,938)	-
Shares issuable under employee stock plans - weighted average		2,973	941	10,720
Dilutive effect of exercise of certain stock options		21,772	21,793	16,148

Less:	Treasury stock - weighted average	(10,619,299)	(10,617,552)	(10,639,543)

Weighted average number of common and common equivalent shares		6,415,706	6,375,709	7,881,060

Net earnings (loss) applicable to common shares:
From continuing operations		$3,773	$16,327	$8,872
From discontinued operations		(197)	-	-

Net earnings		$3,576	$16,327	$8,872

Net earnings (loss) per common and common equivalent shares:
From continuing operations		$0.59	$2.56	$1.13
From discontinued operations		(0.03)	-	-

Earnings per common share		$0.56	$2.56	$1.13

(a)	Options to purchase 64,144 shares of common stock were outstanding during 2005, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.